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                                                                    Exhibit 99.2


[Logo Vivendi Universal]


              Vivendi Universal sells Babelsberg Studios in Germany


Paris, July 13th, 2004 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) reached an agreement today with a group of German investors led by Carl Woebcken and Christoph Fisser regarding the sale of the Babelsberg Studios in Potsdam, Germany.

Vivendi Universal is disposing of the Studios for the symbolic amount of one euro and has agreed to reimburse 18 million euros worth of debt. This asset disposal is part of the group's loss elimination policy.

Projects currently being shot at the Studios will not be affected by the change in shareholding. In the long term and in parallel to the existing business, the buyers intend to develop the studio activities in the field of television production.



Important Disclaimer:
---------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.
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